ATCO
GROUP

Corporate Office

07028077

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

November 7, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED NOV 8 2007 WASH, DC 186

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed November 2, 2007 for symbol ACO.X
- Corporation's Form 1, filed November 2, 2007 for symbol ACO.Y
- Corporation's Form 1, filed November 2, 2007 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

PROCESSED
NOV 20 2007
THOMSON FINANCIAL

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

ATCO 60 years 2007

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	10/01/2007 - 10/31/2007

Summary

Issued & Outstanding Opening Balance :	50,991,896	As at :	10/01/2007

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	0
Other Issuances and Cancellations	200
Issued & Outstanding Closing Balance :	50,992,096

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,283,800**	As at :	10/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	**1,283,800**	As at :	10/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/31/2007	Conversion (General)	200
Totals		200

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	11/02/2007
Last Updated:	11/02/2007

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	10/01/2007 - 10/31/2007

Summary

Issued & Outstanding Opening Balance :	6,934,768	As at :	10/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-200		
Issued & Outstanding Closing Balance :	6,934,568		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/31/2007	Conversion (General)	-200
Totals		-200

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	11/02/2007
Last Updated:	11/02/2007

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	10/01/2007 - 10/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	10/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	11/02/2007
Last Updated:	11/02/2007

END